UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 December 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT wins multimillion contract with KarstadtQuelle, 15 December 2005

TNT N.V. - Buyback of ordinary shares, 15 December 2005

TNT nominates new CFO, 16 December 2005

TNT N.V. - Buyback of ordinary shares, 16 December 2005

TNT Logistics & Pirelli Tyres together create winning formula, 16 December 2005

15 December 2005

TNT WINS MULTIMILLION CONTRACT WITH KARSTADTQUELLE

KarstadtQuelle AG has renewed and expanded a 5-year contract worth over a total of 100 million euros of revenues with TPG Post Parcel Service, a business unit of TNT's Mail division, for the distribution of a variety of parcel consignments. From 2006 onwards, it will deliver several million parcels each year for various KarstadtQuelle AG subsidiaries, including Quelle Nederland BV, Neckermann Nederland BV and Bonaparte. The company will provide a home delivery service to consumers and process returns. TPG Post Parcel Service already undertakes parcel distribution and return services for a number of KarstadtQuelle companies. The current partnership will be further intensified under the new contract.

Harry Koorstra, member of the TNT Board of Management responsible for all Mail activities, said delightedly: "We are proud that KarstadtQuelle has chosen TNT as a network distribution partner for the next five years. KarstadtQuelle has established an impressive position in the home shop! ping business. I am convinced that TPG Post Parcel Service will offer KarstadtQuelle customers the best quality and complete service. This contract win is an excellent example of our refined strategy which focuses on networks. TNT is clearly successful at designing, implementing and running delivery network businesses.

"Following our positive experiences so far, we want to commit to a long-term partnership with TPG Post for distribution in the Netherlands," said Gregor Blauermel, Manager Mail Order Logistics/Services at KarstadtQuelle AG. "I am very much looking forward to our new cooperation."

KarstadtQuelle AG, originally an international German company, is the largest department store group in Europe and a leader in the home shopping sector. Prior to signing the contract, the company carried out a monitoring pilot to thoroughly assess the services offered by TPG Post Parc! el Service. KarstadtQuelle selected TPG Post because of its quality of service and the joint development of home shopping products and services.

15 December 2005

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

on December 14, 2005, it purchased 705,000 TNT N.V. ordinary shares at an average price of Euro 25.4306 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

16 December 2005

TNT nominates new CFO

TNT N.V. today announced the intended appointment by the Supervisory Board of Mr. H. van Dalen as Chief Financial Officer and member of the Board of Management. Henk van Dalen is currently member of the Managing Board and CFO of Royal DSM N.V. of the Netherlands. The Supervisory Board will inform the general meeting of shareholders at the annual meeting of the intended appointment. Until that moment, Henk van Dalen will assume the position of Acting CFO as of April 1, 2006. Jan Haars will continue in his responsibility as CFO until March 31, 2006.

Henk van Dalen (1952) was born in The Netherlands. He studied Economics and Sociology at the Erasmus University in Rotterdam. In 1976 he started his career at DSM, the leading company in nutritional and pharma ingredients, performance materials and industrial chemicals, where he has worked until now. After several management positions within DSM, amongst which Director of HRM of DSM Agro, Director General Affairs of DSM Research and CEO for the Agro and Polyethylenes Business Groups, in 2000 Henk van Dalen was appointed member of the Board of Management and Chief Financial Officer of DSM. He has been strongly involved in the major transformation of DSM over the last 6 years.

Peter Bakker, Chief Executive Officer said: "I am truly delighted that Henk van Dalen will become Chief Financial Officer at TNT as per April 1, 2006. The continuity in this key role within TNT is of great importance in the successful implementation of our strategy focussed on Networks. His experience and personality will form a great fit with our Board of Management and will provide leadership in the exit of Logistics, resolution of tax matters, focus on a more optimal capital structure and will contribute clearly to further profitable growth of TNT."

The terms and conditions of Mr. van Dalen's remuneration fit within TNT's Remuneration policy.

The details can be found on TNT's website:
http://group.tnt.com/corporategovernance/remunerationpolicy/index.asp.

16 December 2005

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

on December 15, 2005, it purchased 656.000 TNT N.V. ordinary shares at an average price of Euro 25.3526 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

16 December 2005

TNT Logistics & Pirelli Tyres together create winning formula

Pirelli Tyres Australia (PTA) has recently awarded their domestic logistics activity to TNT Logistics for a minimum 3 year period. Under the terms of the Agreement, TNT Logistics will service Pirelli's customer base from a central warehouse in Sydney with cross dock facilities established in Melbourne, Adelaide and Brisbane.

According to Paul Inkpen, Logistics Manager for PTA, TNT Logistics will provide warehousing and distribution services, as well as assist with wharf cartage and customs clearance as required. "Pirelli Tyres Australia is very excited about the partnership with TNT Logistics and the new phase for Pirelli Tyres in Australia. The facility is second to none, and we look forward to a long and successful partnership with TNT Logistics Australia", said Inkpen.

TNT Logistics will also procure and manage on behalf of PTA a pool of purpose built stillages designed specifically for tyre storage to PTA's specifications.

Pirelli will be part of TNT Logistics' new 25,000 sqm logistics centre completed in August 2005, and located in Erskine Park in Australia. TNT Logistics will implement its proven, in-house developed systems comprising of WIMS for warehouse management functionality and inventory integrity as well as PARTS for transport management.

"Pirelli is an important customer to TNT Logistics and we are delighted to further develop this relationship with Pirelli tyres in Australia", emphasised Chris Demetriou, Director Business Development for TNT Logistics in Australia. "Our local capability in tyre warehousing and distribution certainly promotes confidence in our ability to service Pirelli, and more importantly manage the intricacies of the operation", said Demetriou.

The joint focus of both companies is on product and service quality as well as speed to market. This new opportunity extends TNT Logistics' global relationship with Pirelli and reinforces TNT Logistics' position as the leading tyre logistics company in Australia.

About TNT Logistics

TNT Logistics (Australia) Pty Ltd is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, pharmaceutical and FMCG, hi-tech electronics and telecom, and publishing & print.

TNT Logistics employs approximately 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In Australia, TNT Logistics employs over 1300 people managing over 287,000 square metres of warehouse space in over 46 sites. In 2004, TNT Logistics reported sales of €4.081 billion.

The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V. The TNT group web site is: www.tnt.com/group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 16 December 2005